UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number: 000-50880

WHITE KNIGHT RESOURCES LTD.
(Translation of registrant's name into English)

922 - 510 West Hastings Street,
Vancouver B.C., V6B 1L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Year Ended June 30, 2006

99.2	Management Discussion and Analysis for the Year Ended June 30, 2006

99.3	Form 52-109F1 - Certification of Annual Filings

99.4	Form 52-109F1 - Certification of Annual Filings

99.5	News Release Dated October 6, 2006

99.6	Material Change Dated October 6, 2006

99.7	News Release Dated October 10, 2006

99.8	Material Change Dated October 10, 2006

99.9	News Release Dated October 11, 2006

99.10	Material Change Dated October 11, 2006

99.11	Technical Report on the New Pass Property Dated April 12, 2006

99.11	Technical Report on the New Pass Property Dated April 12, 2006 (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.
(Registrant)

Date: November 6, 2006	By:	/s/ Megan Cameron-Jones

Megan Cameron-Jones
	Title:	Corporate Secretary